UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Mission NewEnergy Limited
(Name of Issuer)

Ordinary Shares, $0.00 par value
(Title of Class of Securities)

Q62163110
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Q62163110

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). 14-1957288 Houston International Insurance Group, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 850,411
	6.	Shared voting power 0
	7.	Sole dispositive power 850,411
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 850,411
10.	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in row (9) 7.82%
12.	Type of reporting person (see instructions) IC

Item 1.

(a)	The name of the issuer is Mission NewEnergy Limited.

(b)	The principal executive office of the Issuer is located at Unit 2B, 431 Roberts Road, Subiaco, Western Australia 6008, Australia.

Item 2.

(a)	This statement (this “Statement”) is being filed by Houston International Insurance Group, Ltd.

(b)	The Principal Business Office of the Filer is 800 Gessner, Suite 600, Houston, Texas 77024.

(c)	Place of Incorporation is Delaware.

(d)	This Statement relates to the Ordinary Shares of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is Q62163110.

Item 3.

Filer is an Insurance company

Item 4.	Ownership.

(a)	Amount beneficially owned: 850,411

(b)	Percent of class: 7.82%*

*This calculation is based on 10,870,275 Ordinary Shares outstanding as of June 30, 2013, as reported in the Form 20-F, filed by the Issuer with the SEC on October 31, 2013.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 850,411

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 850,411

(iv)	Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

Houston International Insurance Group, Ltd.

By:	/s/ Cynthia L. Casale

Vice President and Treasurer
Houston International Insurance Group, Ltd.
800 Gessner, Suite 600
Houston, Texas 77024